UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

Commission File Number:  001-33841

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES
 (Full title of the Plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company
Thrift Plan for Salaried Employees

Financial Statements as of December 31, 2009 and 2008,
for the Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES

INDEX
DECEMBER 31, 2009 AND 2008

Page(s)
Report of Independent Registered Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3
Notes to Financial Statements	4 – 13

Supplemental Schedule
Schedule of Assets (Held at End of Year) Schedule H, line 4(i) as of December 31, 2009	14

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vulcan Materials Company Thrift Plan
For Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Thrift Plan for Salaried Employees (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 28, 2010

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS

Interest in Vulcan Materials Company
Retirement Savings Trust, at fair value	$375,935,358	$405,246,534
Participant loans	7,992,044	7,903,972

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	383,927,402	413,150,506

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(368,632)	54,710

NET ASSETS AVAILABLE FOR BENEFITS	$383,558,770	$413,205,216

See notes to financial statements.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:

Participant loan interest income	$530,716

Contributions:
Participants	13,189,313
Employer	4,660,069

Total contributions	17,849,382

Transfer of participants' investment accounts from other
Vulcan Materials Company plans	53,899

Total additions to net assets	18,433,997

DEDUCTIONS FROM NET ASSETS:

Investment loss from interest in
Vulcan Materials Company Retirement Savings Trust	20,664,831

Withdrawals by participants	27,415,612

Total deductions from net assets	48,080,443

NET DECREASE	(29,646,446)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	413,205,216

End of year	$383,558,770

See notes to financial statements.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Thrift Plan for Salaried Employees (the “Plan”), a defined contribution employee benefit plan established effective January 1, 1965, and most recently restated January 1, 2006 and amended effective November 16, 2007, provides for accumulation of savings, including ownership of common stock of Vulcan Materials Company (the “Company”), for salaried employees of the Company hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Vulcan Materials Company common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s divisions. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”).

All assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (the “Trustee”). Hewitt Associates, LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Generally, salaried employees qualify to participate on the first day of the month following or coincident with one month of employment service. Participants are fully vested in all contributions at all times. Effective on and after July 15, 2007, no newly hired individual will become a participant in the Plan. Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan. Former participants who are reemployed after a break in service no greater than one year may reenter the Plan.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $16,500 in 2009. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,500 for the year ended December 31, 2009.

The Company expects to make matching contributions out of accumulated earnings and profits to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution, not to exceed 4% of the employee’s earnings. In addition to the contributions described above, the Company may make an additional discretionary bonus matching contribution on the last day of the Plan year, equal to a percentage of the after-tax contributions and pay conversion contributions, which in aggregate exceed 4% but do not exceed 6% of the employee’s earnings for the portion of the Plan year in which the employee was an eligible participant. There was no discretionary contribution for the year ended December 31, 2009.

Investment Options — Participants’ contributions are invested in 16 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the company stock fund, which invests primarily in the Company’s common stock, and are available for immediate reallocation by the participants.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — Upon termination of employment, disability (as defined in the Plan), or death, a participant or his or her beneficiary is entitled to his or her entire account. Distributions are made in cash, except that the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary. An employee terminating after January 1, 1983, can maintain his or her account in the Plan until age 70-1/2 if the value of such account exceeds $1,000.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant who has not been a participant in the Plan for at least 60 months.

Participant Loans — A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions may be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 6.1% and 7.5% as of December 31, 2009 and 2008, respectively. A loan is considered an investment of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Recent Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” This Codification became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. This guidance was adopted by the Plan effective July 1, 2009 and had no impact on the Plan’s financial statements.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 10 for further discussion of subsequent events.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The guidance requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type. The Plan adopted this new guidance effective December 31, 2009. The adoption of this guidance did not materially impact the Plan’s financial statements.

In 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate net asset value (“NAV”) per share. The new guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. This guidance was adopted by the Plan in 2009. Refer to Note 5 for related disclosures.

In January 2010, the FASB issued new guidance related to fair value measurement and disclosure. The guidance requires additional disclosure requirements for measurement Levels 1 and 2 of the fair value hierarchy as well as separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this guidance will have on the financial statements.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust established by the Company and administered by the Trustee is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year. Investments in common/collective-trust funds are stated at estimated fair value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the fair value of its underlying investments, and contract value is principal plus accrued interest. Loans to participants are valued at outstanding loan balances, which approximate fair value.

In accordance with Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Others, the stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities With no Quoted Market Prices) — Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices.  The fair value of venture capital and partnership investments has been estimated on the basis of methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality rate, maturity, term, and conditions.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, corporate debt instruments, a stable value fund, other equities, common/collective-trusts, interest-bearing cash, commingled funds holding principally venture capital and partnership investments, other equity investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges.

3.	STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option (“Fund” or “Synthetic Guaranteed Investment Contract”) that simulates the performance of a guaranteed investment contract (GIC), whereby participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value — Certain events, such as Plan termination or plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average Yields —

	2009	2008
Average yields:
Based on annualized earnings(1)	3.04%	4.75%
Based on interest rate credited to participants(2)	2.40%	4.55%

(1)Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

4.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2009 and 2008, is summarized as follows:

	2009	2008

Vulcan Materials Company common stock*	$244,000,210	$299,992,678
Stable value fund	36,397,720	36,457,536
Corporate debt investments-preferred	59,680,435	31,104,274
Corporate debt investments-other	1,235,412	4,292,399
U.S. government securities	32,867,915	51,073,811
Other equities**	280,156,723	211,633,650
Interest-bearing cash	128,019,627	140,448,983
Value of interest in common/collective-trusts	265,533,299	217,433,093
Commingled funds holding principally venture capital and partnership investments	93,262,145	84,207,459
Total assets	1,141,153,486	1,076,643,883

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,119,040)	145,332

	$1,140,034,446	$1,076,789,215

Percentage of Plan’s investments in the Master Trust’s investments	32.9%	37.6%

*The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

**As of December 31, 2008, the Master Trust has assets invested at Westridge Capital Management, Inc. (WCM), reported by WCM to have a fair value of approximately $59,000,000. Due to allegations of fraud and other violations of federal commodities and securities laws which were alleged to have occurred prior to December 31, 2008, these assets were frozen on February 25, 2009. As a result, the Plan reassessed the fair value of investments as of December 31, 2008 related to WCM and recorded a $48,018,000 write-down in the estimated fair value of these assets. At December 31, 2009 WCM assets of $11,227,000 are included in the Other equities asset category above.

The total investment income of the Master Trust for the year ended December 31, 2009, is summarized as follows:

Interest	$9,285,485
Dividends	7,337,640
Other	2,279,078
Net investment gains	61,186,349

Total	$80,088,552

5.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs that are derived principally from or corroborated by observable market data;
Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

The Plan’s investments are measured at fair value on a recurring basis in the accompanying Statements of Net Assets Available for Benefits.  The following methods and assumptions were used to estimate the fair values:

Interest bearing cash and Vulcan Materials Company common stock – These investments consist of various publicly-traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Stable value fund – The fair value of the stable value fund is calculated by valuing the underlying assets using quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

Corporate debt investments (preferred and other) – The fair values of corporate debt securities are based on current market rates and credit spreads for debt securities with similar maturities.

U.S. government securities – These investments consist of U.S. government and U.S. government agency debt investments. The fair values of these securities are based on current market rates and credit spreads for debt securities with similar maturities.

Other equities – These investments include common stock, preferred stock, asset-backed securities, mutual funds, and other equity investments. For investments publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the pension fund. The estimated fair values of the underlying securities are generally based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

Interest in common/collective-trusts –The fair value for these investments is calculated by utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

Venture capital and partnership investments – The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buy-out funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturity, term, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

Participant Loans - Loans to plan participants are valued at outstanding loan balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Master Trust investment assets at fair value:

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$244,000,210	$244,000,210	$-	$-
Stable value fund	36,397,720	-	36,397,720	-
Corporate debt investments-preferred	59,680,435	-	59,680,435	-
Corporate debt investments-other	1,235,412	-	1,235,412	-
U.S. government securities	32,867,916	2,926,039	29,941,877	-
Other equities
Asset backed securities	73,564,903	-	73,564,903	-
Commodity funds	23,093,230	-	23,093,230	-
Domestic equities	94,200,628	3,972,894	90,227,734	-
Mutual funds	83,719,765	-	83,719,765	-
Other	5,578,196	944,098	4,634,098	-
Total other equities	280,156,722	4,916,992	275,239,730	-

Interest-bearing cash	128,019,627	128,019,627	-	-
Value of interest in common/collective-trusts	265,533,299	-	265,533,299	-
Commingled funds holding principally venture capital and partnership investments	93,262,145	-	-	93,262,145
Total investment assets at fair value	$1,141,153,486	$379,862,868	$668,028,473	$93,262,145

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$299,992,678	$299,992,678	$-	$-
Stable value fund	36,457,536	-	36,457,536	-
Corporate debt investments-preferred	31,104,274	-	31,104,274	-
Corporate debt investments-other	4,292,399	-	4,292,399	-
U.S. government securities	51,073,811	-	51,073,811	-
Other equities	211,633,650	70,405,475	141,228,175	-
Interest-bearing cash	140,448,983	140,448,983	-	-
Value of interest in common/collective-trusts	217,433,093	-	217,433,093	-
Commingled funds holding principally venture capital and partnership investments	84,207,459	-	-	84,207,459
Total investment assets at fair value	$1,076,643,883	$510,847,136	$481,589,288	$84,207,459

The following tables set forth, by level within the fair value hierarchy, the Plan’s participant loans, held outside the Master Trust, at fair value:

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3

Participant loans	$7,992,044	$-	$-	$7,992,044

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3

Participant loans	$7,903,972	$-	$-	$7,903,972

The following table sets forth information related to fair value measurements of the venture capital and partnership investments held by the master trust that calculate net asset value per share:

	As of December 31, 2009
		Unfunded	Remaining
	Fair Value	Commitment	Life
Venture capital funds	$33,430,548	$16,703,000	0 - 10 years
Secondary private equity funds	21,584,626	19,221,000	5 years
Mezzanine funds	20,789,024	6,489,684	0 - 10 years
Leveraged buyout and growth capital funds	16,704,915	1,792,000	0 - 7 years
Independent power funds	461,266	-	2 years
International equity funds	291,766	513,000	2 years
Total	$93,262,145	$44,718,684

These investments can not be redeemed during the life of the funds, although such investments may be liquidated through secondary markets, subject to negotiated terms. Distributions are received through the liquidation of the underlying assets of the funds. It is expected that the underlying assets will be liquidated over the remaining life and any contractual extension of the investment agreements.

The venture capital funds invest in early-stage, high potential, growth companies. The secondary private equity funds acquire pre-existing commitments made by others to private equity and other alternative investment funds. The mezzanine funds invest in subordinated debt or preferred equity instruments of established firms. The leveraged buyout and growth capital funds invest in large privately negotiated equity instruments. The independent power funds invest in electricity generation and related assets. The international equity funds invest in mid-size international companies, with a focus on Asia.

Level 3 Gains and Losses — The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

			Commingled
			Funds Holding
			Principally
		Loan Fund	Venture Capital
		(held outside	and
	Total	the Master Trust)	Partnerships

Balance, January 1, 2009	$92,111,431	$7,903,972	$84,207,459
Realized gains / (losses)	-	-	-
Unrealized gains / (losses)	2,743,000	-	2,743,000
Purchases, sales, issuances, and settlements	6,399,758	88,072	6,311,686
Transfers in (out) of Level 3	-	-	-
Balance, December 31, 2009	$101,254,189	$7,992,044	$93,262,145

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Master Trust held 4,540,694 and 4,311,479 shares, respectively, of common stock of the Company with a cost basis of $227,352,786 and $217,262,815, respectively. During the year ended December 31, 2009, the Master Trust recorded dividend income of $6,881,053 attributable to its investment in the Company’s common stock.

9.	PLAN MERGER

Effective February 14, 2008, the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan and the Arundel Corporation Profit Sharing and Savings Plan were merged into the defined contribution employee benefit plans that participate in the Master Trust. The merger resulted in the transfer of $4,032,407 and $280,842,023 of net assets into this Plan and into the Master Trust, respectively, in December 2009.

10.	SUBSEQUENT EVENTS

Subsequent events have been evaluated since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

VULCAN MATERIALS COMPANY THRIFT PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(c) Description of Investment, Including
(a)	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of
		4.3% to 9.1% maturing in 1 to 60 months	**	$7,992,044

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY
THRIFT PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2010	By:	/s/ Charles D. Lockhart
Charles D. Lockhart Chairman of the Administrative Committee